Exhibit 17.1

May 16, 2010

Format, Inc.
3553 Camino Mira Costa, Suite E
San Clemente, CA 92672

Attn: Board of Directors

I, Peter Kristensen, hereby tender and submit my resignation as a director of Format, Inc., a Nevada corporation (“Company”); such resignation to be effective on this 16th day of May 2010. Such resignation is not the result of any disagreement with the policies, practices or procedures of the Company.

Sincerely,

/s/ Peter Kristensen
Peter Kristensen